TenX Keane Acquisition

420 Lexington Avenue, Suite 2446

New York, NY 10170

October 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Monick
Mary Beth Breslin

Re:	TenX Keane Acquisition
Registration Statement on Form S-1, as amended
Filed May 19, 2021
File No. 333-256271

Dear Ms. Monick:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TenX Keane Acquisition hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on October 13, 2022, or as soon as practicable thereafter.

Very truly yours,

/s/ Xiaofeng Yuan
Xiaofeng Yuan
Chief Executive Officer

cc:	The Crone Law Group P.C.
Lucosky Brookman, LLP